EXHIBIT 12.3

PACCAR and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS

(Millions of Dollars)

	Year ended December 31
	2001	2000	1999	1998	1997
FIXED CHARGES
Interest expense
PACCAR and subsidiaries (1)	$216.9	$249.2	$188.3	$165.0	$146.9

Portion of rentals deemed interest	13.5	13.2	17.7	14.6	7.1

TOTAL FIXED CHARGES	$230.4	$262.4	$206.0	$179.6	$154.0

EARNINGS
Income before taxes — PACCAR and Subsidiaries (2)	$255.3	$665.1	$923.2	$653.1	$534.7

FIXED CHARGES	230.4	262.4	206.0	179.6	154.0

EARNINGS AS DEFINED	$485.7	$927.5	$1,129.2	$832.7	$688.7

RATIO OF EARNINGS TO FIXED CHARGES	2.11x	3.53x	5.48x	4.64x	4.47x

(1)           Exclusive of interest paid to PACCAR

(2)           Includes before-tax earnings of wholly-owned subsidiaries.